SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 29)

Herc Holdings Inc.
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

________42704L104_________
(CUSIP Number)

David Goldman
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

______________________November 6, 2024________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

CUSIP No. 42704L104
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Funds, LLC I.D. No. 13-4044523
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 432,050 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 432,050 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 432,050 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 1.52%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 42704L104
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Asset Management Inc. I.D. No. 13-4044521
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 1,167,269 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 1,198,519 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 1,198,519 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 4.22%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 42704L104
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli & Company Investment Advisers, Inc. I.D. No. 13-3379374
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Client funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 500 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 500 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 500 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO, IA

CUSIP No. 42704L104
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Teton Advisors, LLC I.D. No. 13-4008049
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 400 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 400 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 400 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 42704L104
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG Associates, Inc. I.D. No. 06-1304269
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Connecticut
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 8,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 8,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 8,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.03%
14	Type of reporting person (SEE INSTRUCTIONS) CO

CUSIP No. 42704L104
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Keeley-Teton Advisors, LLC I.D. No. 81-4164631
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 27,385 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 27,385 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 27,385 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.10%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 42704L104
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Wyoming
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 300 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 300 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 300 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 42704L104
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 30 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 30 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 30 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 42704L104
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Associated Capital Group, Inc. I.D. No. 47-3965991
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 150 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 150 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 150 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 42704L104
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) Private Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 400 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 400 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 400 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer
This Amendment No. 29 to Schedule 13D on the Common Stock of Herc Holdings Inc. (the “Issuer”) is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the “Schedule 13D”) which was originally filed on August 10, 2016.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2. Identity and Background
Item 2 to Schedule 13D is amended, in pertinent part, as follows:
              This statement is being filed by various entities which except for LICT Corporation (“LICT) and CIBL, Inc. (“CIBL”), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner or the equivalent of various private investment partnerships or private funds and as a registered broker-dealer.  Certain of these entities may also make investments for their own accounts. Mario J. Gabelli (“Mario Gabelli”) is deemed to directly or indirectly control these entities through his ownership interest.
The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  (“GGCP”), GGCP Holdings LLC (“GGCP Holdings”), GAMCO Investors, Inc. (“GBL”), Associated Capital Group, Inc. (“AC”), Gabelli Funds, LLC (“Gabelli Funds”), GAMCO Asset Management Inc. (“GAMCO”), Teton Advisors, LLC (“Teton Advisors”), Keeley-Teton Advisors, LLC (“Keeley-Teton”), Gabelli & Company Investment Advisers, Inc. (“GCIA”), Morgan Group Holding Co., (“MGH”), G.research, LLC (“G.research”), MJG Associates, Inc. (“MJG Associates”), Gabelli Securities International (Bermuda) Limited (“GSIL”), Gabelli Foundation, Inc. (“Foundation”), Mario Gabelli, LICT and CIBL.  Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the “Reporting Persons”.
GGCP makes investments for its own account and is the manager and a member of GGCP Holdings which is the controlling shareholder of GBL and AC.  GBL, a public company whose stock is quoted on the OTCQX platform, is the parent company for a variety of companies engaged in the securities business, including certain of those named below.  AC, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those listed below.
GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended (“Advisers Act”).  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
GCIA, a wholly owned subsidiary of AC, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies and other accounts.  As a part of its business, GCIA may purchase or sell securities for its own account.  GCIA or its relying advisers, act as a general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, L.P., Gabelli Associates Fund II, L.P., Gabelli Associates Limited, Gabelli Associates Limited II E, Gabelli Intermediate Credit Fund L.P., GAMA Select Plus Master Fund, Ltd., GAMCO Medical Opportunities L.P., and Gabelli Multimedia Partners, L.P.
G.research is a wholly owned subsidiary of MGH. G.research, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (“1934 Act”), which may as a part of its business purchase and sell securities for its own account.
Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which provides advisory services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value 25 Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli Global Content & Connectivity Fund, The Gabelli Gold Fund, Inc., The Gabelli Multimedia Trust Inc., The Gabelli Global Rising Income & Dividend Fund, The Gabelli Capital Asset Fund, The Gabelli International Growth Fund, Inc., The Gabelli Global Growth Fund, The Gabelli Utility Trust, The Gabelli Utilities Fund, The Gabelli Dividend Growth Fund, The Gabelli Focused Growth and Income Fund, The Comstock Capital Value Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The GAMCO Global Gold, Natural Resources, & Income Trust, The GAMCO Natural Resources, Gold & Income Trust, The GDL Fund, Gabelli Enterprise Mergers & Acquisitions Fund, The Gabelli SRI Fund, Inc., The Gabelli International Small Cap Fund, The Gabelli Healthcare & Wellness Rx Trust, The Gabelli Global Small and Mid Cap Value Trust, Gabelli Merger Plus+ Trust Plc,  The Gabelli Global Financial Services Fund, The Gabelli Global Mini Mites Fund, The Gabelli Media Mogul Fund, The Gabelli Pet Parents’ Fund, The Gabelli U.S. Treasury Money Market Fund, Bancroft Fund Ltd. and Ellsworth Growth & Income Fund Ltd., Gabelli Growth Innovators ETF, Gabelli Love Our Planet & People ETF, Gabelli Automation ETF, Gabelli Commercial Aerospace & Defense ETF, Gabelli Financial Services Opportunities ETF (collectively, the “Funds”), which are registered investment companies.  Gabelli Funds is also the investment adviser to The GAMCO International SICAV (sub-funds GAMCO Merger Arbitrage and GAMCO All Cap Value), a UCITS III vehicle.
Teton Advisors, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The TETON Westwood Mighty Mitessm Fund, The TETON Convertible Securities Fund, The Teton Westwood Balanced Fund, and The TETON Westwood  Equity Fund. The TETON Westwood Mighty Mites Fund and the Teton Convertible Securities Fund are subadvised by Gabelli Funds, and their holdings are included in this filing.
Keeley-Teton, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The Teton Westwood Smallcap Equity Fund, The Keeley Small Cap Dividend Value Fund, The Keeley Small-Mid Cap Value Fund, and The Keeley Mid Cap Dividend Value Fund, as well as to institutional and individual clients.
MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.   MJG Associates is the Investment Manager of Gabelli International Limited and Gabelli Fund, LDC.  Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation.  Mario Gabelli is the Chairman, a Trustee and the Investment Manager of the Foundation. Elisa M. Wilson is the President of the Foundation.
LICT is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. LICT actively pursues new business ventures and acquisitions. LICT makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is the Chief Executive Officer, a director, and substantial shareholder of LICT.
CIBL is a holding company with interests in telecommunications operations, primarily in the rural telephone industry. CIBL actively pursues new business ventures and acquisitions. CIBL makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of CIBL.
Mario Gabelli is the controlling stockholder, co-Chief Executive Officer and a director of GGCP and Chairman and Chief Executive Officer of GBL. He is the Executive Chairman of AC.  Mario Gabelli is also a member of GGCP Holdings. Mario Gabelli is the controlling shareholder of  MGH and indirectly of Teton Advisors and Keeley-Teton Advisors..
The Reporting Persons do not admit that they constitute a group.
GAMCO is a New York corporation and GBL and MGH are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a Wyoming corporation and AC and GCIA are Delaware corporations each having its principal business office 191 Mason Street, Greenwich, CT 06830.   GGCP Holdings is a Delaware limited liability corporation having its principal business office at 191 Mason Street, Greenwich, CT 06830.  G.research is a Delaware limited liability company having its principal officers at One Corporate Center, Rye, New York 10580.  Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  Teton Advisors is a Delaware limited liability company having its principal place of business at 189 Mason Street, Greenwich, CT 06830.  Keeley-Teton Advisors is a Delaware limited liability company having its principal place of business at 141 W. Jackson Blvd., Chicago, IL 60604. MJG Associates is a Connecticut corporation having its principal business office at 191 Mason Street, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.  LICT is a Delaware corporation having its principal place of business as 401 Theodore Fremd Avenue, Rye, New York 10580. CIBL, Inc. is a Delaware corporation having its principal place of business as 165 West Liberty Street, Suite 220, Reno, NV 89501.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.
(d) – Not applicable.
(e) – Not applicable.
 (f) – Reference is made to Schedule I hereto.

Item 5. Interest In Securities Of The Issuer
Item 5 to Schedule 13D is amended, in pertinent part, as follows:
 (a) The aggregate number of Securities to which this Schedule 13D relates is 1,667,734 shares, representing 5.87% of the 28,404,593 shares outstanding as reported in the Issuer’s most recently filed Form 10-Q for the quarterly period ended September 30, 2024.  The Reporting Persons beneficially own those Securities as follows:
Name	Shares of Common Stock	% of Class of Common
GAMCO Gabelli Funds GCIA Mario Gabelli AC MJG Associates Teton Advisors Keeley-Teton GBL GGCP	1,198,519 432,050 500 400 150 8,000 400 27,385 30 300	4.22% 1.52% 0.00% 0.00% 0.00% 0.03% 0.00% 0.10% 0.00% 0.00%
Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons.  AC, GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 31,250 of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund’s shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special  circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, AC, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
 (e) Not applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 7, 2024

GGCP, INC.
MARIO J. GABELLI
MJG ASSOCIATES, INC.

By:/s/ David Goldman
     David Goldman
     Attorney-in-Fact

GABELLI FUNDS, LLC
TETON ADVISORS, INC.
KEELEY-TETON ADVISORS, LLC

By:/s/ David Goldman
     David Goldman
     General Counsel – Gabelli Funds, LLC
     Counsel – Teton Advisors, Inc.
         & Keeley-Teton Advisors, LLC

  GAMCO INVESTORS, INC.

By:/s/ Peter D. Goldstein
     Peter D. Goldstein
                General Counsel - GAMCO Investors, Inc.

ASSOCIATED CAPITAL GROUP, INC.
GAMCO ASSET MANAGEMENT INC.
GABELLI & COMPANY INVESTMENT ADVISERS, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
                    President & Chief Executive Officer – Associated Capital
Group, Inc.
      President – GAMCO Asset Management Inc.
      President – Gabelli & Company Investment Advisers, Inc.

SCHEDULE I
     Information with Respect to Executive
Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management Inc., Gabelli Funds, LLC, G.research, LLC, Teton Advisors, LLC, or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, or Gabelli & Company Investment Advisers, Inc. or Associated Capital Group, Inc., the business address of each of which is 191 Mason Street, Greenwich, CT 06830 and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

GAMCO Investors, Inc. Directors:
Raymond C. Avansino Leslie B. Daniels	Chairman & Chief Executive Officer E.L. Wiegand Foundation 165 West Liberty Street Reno, NV 89501 Operating Partner AE Industrial Partners, LP 2500 N. Military Trail, Suite 470 Boca Raton, FL 33431
Mario J. Gabelli Elisa M. Wilson Douglas R. Jamieson
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Co- Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Director
c/o GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580

Co- Chief Executive Officer of GAMCO Investors, Inc.
President and Chief Executive Officer of Associated Capital Group, Inc.
President, Chief Operating Officer and Managing Director of GAMCO Asset Management Inc.

Robert S. Prather	President & Chief Executive Officer Heartland Media, LLC 1843 West Wesley Road Atlanta, GA 30327
Agnes Mullady	Former Senior Vice President of GAMCO Investors, Inc.
Alexis Glick	Former Chief Executive Officer of GENYOUth
Officers:
Mario J. Gabelli	Chairman, Co-Chief Executive Officer and Co-Chief Investment Officer - Value
Douglas R. Jamieson	Co-Chief Executive Officer
Peter D. Goldstein Kieran Caterina	Senior Vice President, General Counsel & Secretary Senior Vice President, Chief Accounting Officer and Principal Financial Officer

GAMCO Asset Management Inc. Directors:
Douglas R. Jamieson Regina M. Pitaro Paul Swirbul Christopher Desmarais
Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer – Value Portfolios
Douglas R. Jamieson David Goldman	President, Chief Operating Officer and Managing Director General Counsel, Secretary & Chief Compliance Officer
Gabelli Funds, LLC Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios
David Goldman	Vice President, Corporate Development and General Counsel
Richard Walz	Chief Compliance Officer
Kieran Caterina	Chief Accounting Officer
John Ball	Senior Vice President, Fund Administration

Gabelli Foundation, Inc. Officers:
Mario J. Gabelli	Chairman, Trustee & Chief Investment Officer
Elisa M. Wilson Marc Gabelli Matthew R. Gabelli Michael Gabelli	President Trustee Trustee Trustee

GGCP, Inc. Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc Gabelli	President – GGCP, Inc.
Matthew R. Gabelli	Vice President – Trading G.research, LLC One Corporate Center Rye, NY 10580
Michael Gabelli	President & COO Gabelli & Partners, LLC One Corporate Center Rye, NY 10580
Frederic V. Salerno	Chairman Former Vice Chairman and Chief Financial Officer Verizon Communications
Vincent S. Tese	Executive Chairman – FCB Financial Corp
Elisa M. Wilson	Director

Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Marc Gabelli	President

GGCP Holdings LLC Members: GGCP, Inc. Mario J. Gabelli	Manager and Member Member

Teton Advisors, LLC Directors:
Marc Gabelli Vincent J. Amabile Stephen G. Bondi, CPA Aaron J. Feingold, M.D. Nicholas F. Galluccio Kevin M. Keeley James C. Abbott, CFA, CAIA Herve D. Francois Jason D. Lamb
Chairman of the Board

Founder- Amabile Partners

Former Chief Executive Officer

President and Founder – Raritan Bay Cardiology Group

Chairman of Teton Advisors, LLC

President & Executive Chairman – Keeley Teton Advisors, LLC

Former Chairman and CEO of Carillon Tower Advisors

Multifamily real estate investors

Special advisor to IronNet, Inc.

Officers:
Patrick B. Huvane, CPA, CFA Casey Haars Tiffany Hayden	Chief Financial Officer Controller Chief Compliance Officer

Associated Capital Group, Inc. Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc Gabelli	Vice Chairman
Douglas R. Jamieson	President and Chief Executive Officer
Bruce Lisman	Former Chairman - JP Morgan – Global Equity Division
Daniel R. Lee	Chief Executive Officer Full House Resorts, Inc. 4670 South Ford Apache Road, Suite 190 Las Vegas, NV 89147
Richard T. Prins	Former Partner Skadden, Arps, Slate, Meagher & Flom LLP
Salvatore F. Sodano	Vice Chairman – Retired Broadridge Financial Solutions
Frederic V. Salerno	See above
Elisa M. Wilson	Director
Officers:
Mario J. Gabelli Douglas R. Jamieson Patrick Huvane Ian McAdams Peter D. Goldstein	Executive Chairman President and Chief Executive Officer Vice President – Corporate Strategy Chief Financial Officer Senior Vice President, Chief Legal Officer & Secretary

Gabelli & Company Investment Advisers, Inc.
Directors:
Douglas R. Jamieson

Officers:
Douglas R. Jamieson John Givissis Craig A. Weynand	Chief Executive Officer and President Controller Chief Compliance Officer
G.research, LLC
Officers:
Cornelius V. McGinity	Office of the Chairman
Vincent Amabile	President
Paul Greenhaw Joseph Fernandez	Chief Compliance Officer Controller and Financial and Operations Principal

SCHEDULE II
INFORMATION WITH RESPECT TO
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
                                SHARES PURCHASED        AVERAGE
DATE                                     SOLD(-)             PRICE(2)

 COMMON STOCK-HERC HOLDINGS INC.

GABELLI FUNDS, LLC
GAMCO ACV SICAV
11/6/2024	-200	237.3685
10/7/2024	-25	159.1830
GAMCO ASSET FUND
11/6/2024	-1,000	235.5072
11/6/2024	-2,000	236.7438
11/1/2024	-1,000	209.2038
10/28/2024	-800	212.7500
10/24/2024	-1,000	208.5661
10/23/2024	-400	209.3305
10/23/2024	-1,000	208.4688
GABELLI CAPITAL ASSET FUND
11/4/2024	-600	211.7500
10/30/2024	-400	210.7636
10/25/2024	-300	209.1400
10/22/2024	-200	198.4677
GABELLI EQUITY INCOME FUND
11/5/2024	-1,000	212.4640
11/4/2024	-200	213.0000
11/1/2024	-800	209.9400
GABELLI EQUITY TRUST
10/31/2024	-250	211.6140
10/25/2024	-1,000	210.2000
10/23/2024	-275	208.9030
10/23/2024	-1,000	207.7500
10/22/2024	-225	191.6131
10/16/2024	-294	175.4029
GABELLI FOCUSED GROWTH AND INCOME FUND
11/6/2024	-250	241.1340
10/23/2024	-125	208.9030
10/22/2024	-375	191.6131
10/16/2024	-350	175.4029
GABELLI DIVIDEND & INCOME TRUST
11/6/2024	-2,000	237.3464
11/6/2024	-2,000	236.7438
11/1/2024	-1,000	209.2038
10/25/2024	-1,000	209.6626
10/24/2024	-1,000	208.5661
10/23/2024	-5,393	207.7500
10/23/2024	-2,000	208.4688
GABELLI GLOBAL RISING INCOME AND DIVIDEND FUND
11/6/2024	-100	244.7500
10/24/2024	-200	208.7000
10/23/2024	-300	208.2200
10/22/2024	-200	198.4677
GABELLI GLOBAL SMALL & MIDCAP VALUE TRUST
11/6/2024	-2,300	238.2837
11/5/2024	-500	212.1981
10/30/2024	-500	210.7636
10/25/2024	-700	209.1443
10/24/2024	-800	207.9347
10/23/2024	-1,000	210.0250
10/22/2024	-2,500	192.9005
GABELLI SMALL CAP GROWTH FUND
11/6/2024	-15,000	238.1936
11/5/2024	-4,000	212.4706
11/4/2024	-1,000	213.5100
11/1/2024	-700	210.7700
10/30/2024	-800	211.5388
10/23/2024	-1,000	209.5400
10/22/2024	-2,500	194.1723
10/16/2024	-2,500	175.0750
10/15/2024	-1,000	170.1774
10/14/2024	-500	168.1000
10/11/2024	-500	167.3000
10/8/2024	-1,500	161.6530
10/7/2024	-400	158.8757
10/4/2024	-1,400	159.3527

GAMCO ASSET MANAGEMENT INC.
11/6/2024	-50	234.5000
11/6/2024	-400	235.0000
11/6/2024	-2,500	236.1440
11/6/2024	-2,500	236.1854
11/6/2024	-50	236.3500
11/6/2024	-17,000	236.6099
11/6/2024	-400	237.1819
11/6/2024	-200	240.0000
11/6/2024	-8,300	240.9678
11/5/2024	-11,000	212.5045
11/5/2024	-300	214.0000
11/5/2024	-1,200	214.1469
11/4/2024	-200	208.3525
11/4/2024	-50	209.7524
11/4/2024	-1,000	209.8481
11/4/2024	-100	210.0000
11/4/2024	-300	210.3000
11/4/2024	-5,000	210.4110
11/4/2024	-600	211.1290
11/4/2024	-3,975	211.9235
11/4/2024	-1,000	213.0030
11/4/2024	-43	213.0900
11/1/2024	-300	207.9520
11/1/2024	-1,000	208.3110
11/1/2024	-1,000	208.3563
11/1/2024	-600	208.5153
11/1/2024	-4,911	208.9024
11/1/2024	-300	209.1017
10/31/2024	-1,000	210.3166
10/31/2024	-2,350	210.4690
10/31/2024	-1,000	211.0744
10/31/2024	-7,000	211.2618
10/30/2024	-400	210.6388
10/30/2024	-500	210.7636
10/30/2024	-10,000	211.2284
10/30/2024	-200	212.0903
10/29/2024	-25,500	212.7531
10/29/2024	-782	212.8969
10/28/2024	-250	211.0000
10/28/2024	-50	211.0300
10/28/2024	-17,775	212.2791
10/28/2024	-21,500	212.3577
10/28/2024	-3,000	212.5003
10/28/2024	-700	212.6233
10/28/2024	-200	213.4000
10/25/2024	-7,800	209.1006
10/25/2024	-800	209.1165
10/25/2024	-800	209.2627
10/25/2024	-100	209.7400
10/25/2024	-2,116	209.8816
10/25/2024	-50	210.0200
10/25/2024	-400	210.2000
10/24/2024	-1,000	207.8749
10/24/2024	-800	208.2022
10/24/2024	-175	208.5142
10/24/2024	-2,275	208.5520
10/24/2024	-6,700	208.6072
10/24/2024	-300	208.7028
10/23/2024	-200	198.6000
10/23/2024	-400	206.6012
10/23/2024	-5,270	207.5280
10/23/2024	-200	207.5618
10/23/2024	-1,200	207.5663
10/23/2024	-11,800	208.1030
10/23/2024	-400	208.1328
10/23/2024	-500	208.2220
10/23/2024	-100	208.2883
10/23/2024	-50	208.9750
10/23/2024	-300	209.3080
10/23/2024	-100	209.3645
10/23/2024	-40	209.4195
10/23/2024	-550	209.5709
10/23/2024	-200	209.5950
10/23/2024	-300	209.5960
10/23/2024	-200	210.0300
10/22/2024	-2,500	187.1226
10/22/2024	-75	189.7209
10/22/2024	-80	189.7500
10/22/2024	-1,700	192.4454
10/22/2024	-2,655	195.2545
10/22/2024	-400	198.4365
10/22/2024	-25	199.3800
10/22/2024	-25	199.3800
10/22/2024	-400	199.5675
10/22/2024	-200	200.0800
10/21/2024	-50	172.1600
10/18/2024	-280	170.4924
10/17/2024	-500	172.3000
10/17/2024	-50	172.5000
10/16/2024	-210	175.4344
10/16/2024	-50	175.4800
10/16/2024	-400	175.5044
10/16/2024	-3,500	175.6437
10/16/2024	-100	177.0000
10/16/2024	-100	177.1000
10/16/2024	-500	177.6540
10/16/2024	-100	177.7000
10/15/2024	-500	169.0000
10/15/2024	-500	169.7500
10/15/2024	-300	169.8000
10/15/2024	-500	171.0000
10/14/2024	-700	167.6743
10/14/2024	-1,000	167.7900
10/14/2024	-1,560	168.4234
10/11/2024	-450	166.1233
10/9/2024	-800	162.9788
10/8/2024	-400	162.0000
10/7/2024	-350	158.7450
10/4/2024	-150	157.8800
10/3/2024	-500	156.3980
10/3/2024	-500	156.8500
10/2/2024	-100	157.9000
10/2/2024	-300	157.9855
10/1/2024	-700	159.5394
10/1/2024	-2,000	160.2645
9/30/2024	-50	158.5000
9/30/2024	-11	158.8572
9/30/2024	-37	158.8573
9/30/2024	-55	158.9350
9/30/2024	7	159.4601
9/30/2024	7	159.7900
9/30/2024	-300	160.0000
9/27/2024	-400	158.4000
9/25/2024	-400	157.7508
9/24/2024	-1,000	157.6290
9/24/2024	-50	158.4029
9/23/2024	-1,000	155.9200
9/23/2024	-500	156.5324
9/23/2024	-100	156.9025
9/23/2024	-100	158.0050
9/20/2024	-175	155.4586
9/20/2024	-100	155.8100
9/19/2024	-50	155.9820
9/19/2024	-400	156.9800

KEELEY-TETON ADVISORS, LLC
11/5/2024	-500	212.0700
10/24/2024	-1,150	210.0022
10/24/2024	-500	212.2550
10/23/2024	-50	204.8400
10/23/2024	-1,430	209.8253
10/23/2024	-320	210.0162
10/22/2024	-100	198.6000
10/2/2024	-300	156.9200

MJG ASSOCIATES, INC.
11/1/2024	-500	209.6752

MARIO J. GABELLI
10/31/2024	-100	211.0022
9/20/2024	-50	156.0000

TETON ADVISORS, INC.
TETON WESTWOOD MIGHTY MITES FUND
11/1/2024	-200	208.9000
10/23/2024	-400	208.4117
10/23/2024	-750	210.0000
10/22/2024	-300	193.6267

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
    ON THE NYSE.

(2) PRICE EXCLUDES COMMISSION.